

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2021

George Sharp
Chief Executive Officer
Goff Corp.
3535 Executive Terminal Drive
Hendersen, NV

   Re: Goff Corp.
    Amendment No. 2 to Registration Statement on Form 10
    Filed November 12, 2021
    File No. 000-54912

Dear Mr. Sharp:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Ernest Stern